UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

As previously disclosed, on October 29, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) , amongst which, two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders, that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 31 December 2026 (the “Effective Date”):

(a) every two (2) to every four hundred (400) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0025 each and class B ordinary shares of par value US$0.0025 each) in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Consolidated Share(s)”), and such Consolidated Share(s) shall have the rights and be subject to the restrictions set out in the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Share Consolidation”), and that the board of directors of the Company be and is hereby granted with full authority to determine the Consolidation Ratio by not later than the Effective Date;

(b) all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation

(c) the board of directors of the Company be and is hereby granted with full authority to determine the Effective Date failing which this resolution shall not take any effect;

(d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

In addition, at the EGM the shareholders approved a second ordinary resolution granting the board of directors of the Company a standing authority to effect one or more further share consolidations at any one time or on multiple occasions during the period of two (2) years from the date of the EGM, subject to a cumulative consolidation ratio cap of five hundred (500) to one (1) in the aggregate, which cap the Share Consolidation does not count towards or consume.

The Share Consolidation, within the Range that every eight (8) issued and unissued shares of the Company of US$0.0025 par value each be consolidated into one (1) share of par value US$0.02 each, will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on November 10, 2026, whereupon the class A ordinary shares will continue trading under the symbol “NCI” and under the new CUSIP Number of G6421C146. Immediately prior to the Share Consolidation, the Company has 8,481,952 ordinary shares issued and outstanding, comprising 8,341,952 Class A ordinary shares and 140,000 Class B ordinary shares. Upon the Share Consolidation becoming effective, the Company will have approximately 1,060,246 ordinary shares issued and outstanding, comprising approximately 1,042,746 Class A ordinary shares and 17,500 Class B ordinary shares, subject to adjustment as a result of the treatment of fractional shares in the Share Consolidation.

On November 2, 2026, the Company issued a press release announcing the Share Consolidation. The full text of the Press Release is attached as Exhibit 99.1 to the Current Report on Form 6-K

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated November 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: November 2, 2026	By:	/s/ Jiang Pengfei
	Name:	Jiang Pengfei
	Title:	Chairman of the Board and Chief Executive Officer

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